Pinafore Holdings B.V.

Fred. Roeskestraat 123

1076 EE, Amsterdam

The Netherlands

August 22, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinafore Holdings B.V.

Registration Statement on Form F-4

with respect to up to $1,150,000,000 Principal Amount of 9% Senior

Secured Second Lien Notes due 2018

File No. 333-175137

Dear Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by Pinafore Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of The Netherlands (the “Company”), relating to a proposed offer (the “Exchange Offer”) by Tomkins, Inc. (formerly Pinafore, Inc.) (the “Finance Co.”), a Delaware corporation and Tomkins, LLC (formerly Pinafore, LLC) (the “Finance LLC,” and, together with the Finance Co., the “Issuers”), a Delaware limited liability company, to exchange up to $1,150,000,000 aggregate principal amount of the Issuers’ 9% Senior Secured Second Lien Notes due 2018 (the “Exchange Notes”) and the guarantees thereof by each of the Company’s subsidiaries named in the Registration Statement (together with the Company and the Issuers, the “Co-Registrants”) for up to $1,150,000,000 aggregate principal amount of the Issuers’ outstanding 9% Senior Secured Second Lien Notes due 2018 (the “Outstanding Notes”), I am writing to advise you supplementally that:

(i)

the Co-Registrants are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993, and Morgan Stanley & Co. Inc. (available June 5, 1991);

(ii)

the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes or the guarantees thereof and, to the best of the Co-Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(iii)

the Issuers further represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the Exchange Notes;

U.S. Securities and Exchange Commission

August 22, 2011

(iv)	the Issuers will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that —

(A)

any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(B)

any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(v)

the Issuers acknowledge that any secondary resale transaction, as described in clause (iii)(A) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(vi)

the Issuers will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder to the Issuers that —

(A)

the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Outstanding Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(B)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(C)

the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

U.S. Securities and Exchange Commission

August 22, 2011

(D)

the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (v)(C) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Outstanding Notes or interests therein originally acquired by such holder directly from the Issuers should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission,

(E)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of any of the Co-Registrants, and

(F)

in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Outstanding Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(vii)	the Issuers will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(viii)

the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Issuers will keep the Registration Statement effective for up to 180 days, will not require the Issuers to maintain an “evergreen” registration statement; and

(ix)	the Exchange Offer will be conducted by the Issuers in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

If you have any questions regarding this matter please contact the undersigned or our counsel, Rachel W. Sheridan and Patrick H. Shannon of Latham & Watkins LLP, at (202) 637-2139 and (202) 637-1028, respectively.

U.S. Securities and Exchange Commission

August 22, 2011

Sincerely yours,

Pinafore Holdings B.V.

By:	/s/ Ronald Rosenboom
Name:	Ronald Rosenboom
Title:	Managing Director

cc:	Rachel W. Sheridan

Patrick H. Shannon

Latham & Watkins LLP